                                                              EXHIBIT 99.14

                              TEXT OF PRESS RELEASE

                   DESC ANNOUNCES COMPLETION OF TENDER OFFER
                      FOR AUTHENTIC SPECIALTY FOODS, INC.


MEXICO CITY (June 12, 1998) - DESC, S.A. de C.V. (NYSE:DES; BMV:DESC) today announced that based on a preliminary count by its depositary 7,795,380 shares, representing 97% of the outstanding stock of Authentic Specialty Foods, Inc. (NASDAQ:ASFD), were tendered in response to the tender offer by Authentic Acquisition Corporation, a wholly owned indirect subsidiary of DESC.


The cash tender offer expired at Midnight, New York City time, on Thursday, June 11, 1998. DESC will promptly commence a second-step merger in which the remaining shareholders of ASFD will receive $17.00 per share in cash.

DESC, S.A. de C.V., is one of the largest industrial groups in Mexico, and through its subsidiaries is engaged in the auto parts, chemicals, food, consumer products and real estate businesses. It is based in Mexico City and its 1997 revenues were over $1.9 billion. ASFD, based in Grand Prairie, Texas, is a leading provider of high-quality branded, authentic Mexican food products. Adjusted pro forma consolidated 1997 net sales were almost $90 million.

FOR FURTHER INFORMATION:

Arturo D'Acosta Ruiz                   John T. McInerney, Howard S. Anger,
Eduardo Gonzalez                       Noah Fields
DESC, S.A. de C.V.                     Dewe Rogerson Inc.
Tel 011-525-261-8000                   Tel 212-688-6840
Fax 011-525-261-8096                   Fax 212-838-3393
Web Site: www.desc.com.mx              E-Mail: jmcinern@dewerogerson.com
E-Mail: desc@mail.internet.com.mx

Thomas Ball
John Ferguson
Morrow & Co., Inc.
Tel 800-566-9061

                                      ###